

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 7, 2011

Via U.S. Mail

Robert Holdsworth
Chief Executive Officer
Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

> **RE: Energy Edge Technologies**
> **Amendment No. 4 to Form S-1**
> **Filed January 31, 2011**
> **File No. 333-167853**

Dear Mr. Holdsworth:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

<u>Fee Table</u>

2. We note that the first paragraph under the fee table has been revised to state that selling security holders will offer their shares for resale at a fixed price of $0.20 per share. Elsewhere in the prospectus (e.g., the prospectus cover page, the plan of distribution), you state that resales will be made at a fixed price of $0.10 per share. Please reconcile this inconsistency and use a consistent price for the resale transaction throughout the prospectus.

<u>Plan of Distribution, page 33</u>

3. We note response to comment seven in our letter dated January 5, 2011. Please revise your plan of distribution disclosure to reflect the substance of your response (i.e., explain that Mr. Holdsworth could resell shares for his own account while engaging in offers and sales on behalf of the company, that Mr. Holdsworth will use a broker for his own transactions, and how conflicts will be handled).

Management's Discussion and Analysis or Plan of Operation, page 36

Liquidity, page 40

4. We have reviewed your response to comment 12 in our letter dated January 5, 2011. As we previously requested, please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Financial Statements for the Period Ended September 30, 2010

Balance Sheets, page 52

5. We have reviewed your response to comment 16 in our letter dated January 5, 2011. The column heading of your September 30, 2010 balance sheet still indicates that these amounts are unaudited, and you have now included a footnote stating that the December 31, 2009 amounts were derived from audited financial statements. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please remove the footnote that states the December 31, 2009 amounts were derived from audited financial statements. Please also remove the word "unaudited" from underneath your September 30, 2010 balance sheet column heading.

Exhibit 5.1

6. We note response to comment 18 in our letter dated January 5, 2011, and the revised opinion filed as Exhibit 5.1 to the registration statement. Notwithstanding your response, the share numbers in the opinion still appear to be inaccurate insofar as they do not match the numbers in the prospectus. Specifically, the prospectus indicates that the maximum size of your proposed primary offering is 20,000,000 shares and that the resale transaction covers 17,506,825 shares, while counsel's opinion states that the primary offering covers 10,000,000 shares and the resale transaction covers 24,436,825 shares. Please have counsel revise its opinion to accurately reflect the size of the registered offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Rees (via facsimile at 801-355-5005)